UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Nimble Storage, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

6544OR 101

(CUSIP Number)

December 31, 2015

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 6544OR 101	13G	Page 2 of 5 Pages

1	NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Varun Mehta
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 179,058 (1)
	6	SHARED VOTING POWER 6,571,621 (2)
	7	SOLE DISPOSITIVE POWER 179,058 (1)
	8	SHARED DISPOSITIVE POWER 6,571,621 (2)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,750,679 (1)(2)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.25% (3)
12	TYPE OF REPORTING PERSON IN

(1)	Includes (i) 29,059 shares of common stock held directly by the Reporting Person; and (ii) 149,999 shares subject to options held by the Reporting Person that are exercisable within 60 days of December 31, 2015.
(2)	Includes (i) 4,071,621 shares of common stock held by The Mehta Family Trust U/A Dated 11/06/2006; (ii) 650,000 shares held by The Jai Vir Mehta Trust; (iii) 650,000 shares held by The Kimaya Jia Mehta Trust; (iv) 600,000 shares held by The Jai Vir Mehta 2012 GST Trust; and (v) 600,000 shares held by The Kimaya Jia Mehta 2012 GST Trust, of which the Reporting Person may be deemed to have voting or dispositive power.
(3)	Based on 81,674,155 shares of common stock outstanding as of December 31, 2015, as reported by the Issuer to the Reporting Person, plus the 149,999 shares of stock options held by the Reporting Person that are exercisable within 60 days of December 31, 2015, which are treated as converted into common stock only for the purpose of computing the percentage ownership of the Reporting Person.

CUSIP No. 6544OR 101	13G	Page 3 of 5 Pages

Item 1(a)	Name of Issuer:

Nimble Storage, Inc.

Item 1(b)	Address of Issuer’s Principal Executive Offices:

211 River Oaks Parkway

San Jose, California 95134

Item 2(a)	Name of Person Filing:

Varun Mehta, the “Reporting Person.”

Item 2(b)	Address of Principal Business Office or, If None, Residence

c/o Nimble Storage, Inc.

211 River Oaks Parkway

San Jose, California 95134

Item 2(c)	Citizenship:

United States

Item 2(d)	Title of Class of Securities:

Common Stock

Item 2(e)	CUSIP Number:

6544OR 101

Item 3.	Not applicable.

Item 4.	Ownership

(a)	Amount Beneficially Owned:

See Row 9 of cover page for the Reporting Person.

(b)	Percent of Class:

See Row 11 of cover page for the Reporting Person.

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or direct the vote:

See Row 5 of cover page for the Reporting Person.

(ii)	Shared power to vote or direct the vote:

See Row 6 of cover page for the Reporting Person.

(iii)	Sole power to dispose or to direct the disposition of:

See Row 7 of cover page for the Reporting Person.

(iv)	Shared power to dispose or to direct the disposition of:

See Row 8 of cover page for the Reporting Person.

Item 5.	Ownership of Five Percent or Less of a Class

Not applicable.

CUSIP No. 6544OR 101	13G	Page 4 of 5 Pages

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certifications

Not applicable.

CUSIP No. 6544OR 101	13G	Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 16, 2016

	By:	/s/ Varun Mehta
	Name:	Varun Mehta